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Exhibit 2.1

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1	Name and Address of Company
HudBay Minerals Inc. Dundee Place 1 Adelaide Street East, Suite 2501 Toronto, Ontario M5C 2V9
Item 2	Date of Material Change
January 24, 2011.
Item 3	News Release
A news release with respect to the material change referred to in this report was disseminated through Marketwire on January 24, 2011 and subsequently filed on SEDAR.
Item 4	Summary of Material Change

HudBay Minerals Inc. ("HudBay") and Norsemont Mining Inc. ("Norsemont") jointly announced the mailing of HudBay's take-over bid circular (the "HudBay Circular") offering to acquire (the "Offer") all of the outstanding common shares of Norsemont ("Norsemont Shares") and Norsemont's directors' circular (the "Norsemont Circular") recommending acceptance of the Offer, as contemplated by the previously announced support agreement (the "Support Agreement") between HudBay and Norsemont.
Item 5	Full Description of Material Change
On January 24, 2011, HudBay and Norsemont jointly announced the mailing of the HudBay Circular and Norsemont Circular, as contemplated by the previously announced Support Agreement.

Under the Offer, holders of Norsemont Shares have the right to elect to receive as consideration for each deposited Norsemont Share, either: (a) 0.2617 of a HudBay common share and $0.001 in cash, or (b) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of HudBay common shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as set out in the Offer and HudBay Circular. The Offer is open for acceptance until 5:00 pm (Toronto time) on March 1, 2011, unless the Offer is extended or withdrawn in accordance with its terms.

As previously announced, the board of directors of Norsemont (the "Norsemont Board"), upon the recommendation of the special committee of the Norsemont Board and following consultation with its financial and legal advisors, determined that the consideration offered for the Norsemont Shares pursuant to the Offer is fair, from a financial point of view, to Norsemont shareholders (other than HudBay and its affiliates) and that it would be in the best interests of Norsemont to support and facilitate the Offer. The Norsemont Circular recommends that Norsemont shareholders accept the Offer and tender their Norsemont Shares to the Offer, and sets out the reasons for the Norsemont Board's recommendation.

Officers, directors and other shareholders of Norsemont holding Norsemont Shares and convertible securities (collectively, the "Locked-Up Securities") representing approximately 35% of the outstanding Norsemont Shares, on a fully-diluted basis, have entered into lock-up agreements with HudBay, pursuant to which they have agreed, subject to the terms and conditions thereof, among other things, to support the Offer (subject, in the case of directors and officers of Norsemont, to their fiduciary duties in such capacities) and deposit or cause to be deposited under the Offer (subject, in some cases, to certain rights of withdrawal) their Norsemont Shares. Together with the 1,355,000 Norsemont Shares held by HudBay, the Locked-Up Securities represent approximately 36% of the outstanding Norsemont Shares (on a fully-diluted basis).

Full details of the Offer, including the conditions thereof, are contained in the HudBay Circular that is being mailed to Norsemont shareholders. A copy of the Offer and HudBay Circular, the Norsemont Circular, the related letter of transmittal, and other relevant documentation has been filed with the applicable securities regulatory authorities and may be obtained free of charge at www.sedar.com or www.edgar.com or by contacting Kingsdale Shareholders Services Inc., the Depositary and Information Agent in connection with the Offer.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer
The following senior officer of the Company is knowledgeable about the material change described in this report:
H. Maura Lendon, Senior Vice President, Corporate Services and Chief Legal Officer Telephone: (416) 362-2335
Item 9	Date of Report
January 24, 2011.

Forward Looking Information

Certain of the statements made and information contained herein contain "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Forward-looking information is prospective in nature and includes, but is not limited to, information with respect to the anticipated timing of the transaction and the anticipated impact of the transaction on HudBay and Norsemont. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is provided, and is based on a number of assumptions and subject to a variety of known and unknown risks and uncertainties and other factors, including, among other things, risks related to the Offer, as well as those risk factors discussed in the HudBay Circular. Many of these assumptions are based on factors and events that are not within the control of HudBay or Norsemont and there is no assurance they will prove to be correct.

Although HudBay and Norsemont have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. The timing and completion of the proposed transaction is subject to certain conditions, termination rights and other risks and uncertainties. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information; there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions contemplated or that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized. Accordingly, readers should not place undue reliance on forward-looking information. Neither HudBay nor Norsemont undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Offer, HudBay, Norsemont or their financial or operating results or securities.

This material change report does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

All amounts listed are in Canadian dollars unless otherwise indicated.

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  Exhibit 2.1
MATERIAL CHANGE REPORT FORM 51-102F3